Exhibit 99.1

Notice of Meeting

Important Notice Regarding the Availability of Proxy Materials for Till Capital Ltd. (“Till”) Annual General Meeting (the “Meeting”) to be held at the Atrium Office Building, 13403 N. Government Way, Hayden, ID, 83835 on Tuesday, August 23, 2016, at 10:00 a.m. (Pacific Time) for the following purposes (which are further described in Till’s information circular (“Circular”) available on its website at www.tillcap.com and on SEDAR at www.sedar.ca):

1.	Elect directors for the ensuing year. See “Election of Directors” on page 6 of the Circular.

2.	Re-appoint Grant Thornton LLP as auditor of Till for the ensuing year. See “Appointment of Auditor” on page 28 of the Circular.

3.	Approve Till's stock option plan, as required annually by the policies of the TSX Venture Exchange. See “Stock Option Plan” on page 30 of the Circular

The Board of Directors has fixed July 13, 2016 as the Record Date for determining the shareholders entitled to receive notice of and vote at the Meeting. You are receiving this notice to advise that the proxy materials for the above noted Meeting are available on the internet. This communication presents only an overview of the more complete proxy materials that are available to you on the internet. We remind you to access and review all of the important information contained in the Circular and other proxy materials before voting. Shareholders are requested to read the Circular and, if unable to attend the meeting in person, to complete and return the enclosed Proxy (or Voting Instruction Form, a “VIF”) in accordance with its instructions. Unregistered Shareholders must return their complete VIFs in accordance with the instructions given by their financial institution or other intermediary that sent it to them.

Till Capital Ltd.
Crawford House, 50 Cedar Avenue, Hamilton HM11 Bermuda | Tel: 208-635-5415 | www.tillcap.com

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It is desirable that as many shares as possible be represented at the Meeting. If you do not expect to attend and would like your shares represented, please complete the enclosed Proxy (or Request for Voting Instructions, a “VIF”) and return it as soon as possible. To be valid, all Proxies must returned to the offices of the Registrar and Transfer Agent of Till, Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, Canada. Unregistered Shareholders must return their completed VIFs in accordance with the instructions given by their financial institution or other intermediary that sent it to them. Proxies and VIFs must be received no later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or any adjournment thereof. Late Proxies and VIFs may be accepted or rejected by the Chairman of the Meeting in his discretion and the Chairman of the Meeting is under no obligation to accept any particular late Proxy or VIF.

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, Till (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

As permitted by the ‘Notice and Access’ provisions of the Canadian securities administrators, the Circular is available on the Corporation’s website and on SEDAR and has not been mailed to shareholders. Shareholders may request, without any charge to them, a paper copy of the Circular (and the audited financial statements and related management’s discussion and analysis for Till’s last financial year and any documents referred to in the Circular) and further information on Notice and Access by contacting Till Toll Free at 888-258-0601 within North America or 208-635-5415. Requests for paper copies of the Circular (and any other related documents) must be received by no later than 12:00 noon (Pacific time) on Tuesday, August 9, 2016 in order for shareholders to receive paper copies of such documents and return their completed Proxies or VIFs by the deadline for submission of 10:00 a.m. (Pacific time) on Friday, August 19, 2016.